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[LOGO] PHOENIX                       Kate Johnson - Second Vice President
       Where Excellence Grows(SM)    Life & Annuity, SEC Compliance
                                     One American Row Hartford, CT 06102-5056
                                     (860) 403-5685 Fax: (860) 403-5239
                                     Toll Free: 1-800-349-9267 (press 1, then 1)
                                     Email: Kate.Johnson@phoenixwm.com

May 9, 2008

Mr. Min Oh
Staff Attorney
Office of Insurance Products
Division of Investment Management
U. S. Securities and Exchange Commission
Mail Stop 4644
100 F Street, NE
Washington, DC  20549-4644

RE: PHL Variable Insurance Company:

PHL Variable Accumulation Account Post-Effective Amendment No. 17 to Registration on Form N-4
File Nos. 333-68164 and 811-08914

Dear Mr. Oh:

Below please find our responses to the staff's comments taken by phone on April 7, 2008 and April 8, 2008 and further discussed on April 18, 2008. Although the staff requested a responsive correspondence filing on or prior to the effectiveness date of Post-Effective Amendment No. 19 to the referenced registration statement, internal and vendor constraints prevented us from providing the response in that timeframe. We did discuss our proposed responses to comments 1, 3, 4(c) and 13(c) with the staff prior to filing Post-Effective Amendment No. 19. New and revised disclosure described in this letter was included in Post-Effective Amendment No. 19 to the registration statement filed with the Commission on May 1, 2008.

1. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

          RESPONSE: There are no guarantees or support agreements with third parties to support any of the company's obligations under the policy.

2. Confirm that the term "investment option" as a replacement for "subaccount" has been used consistently throughout the document.

          RESPONSE: We have reviewed the document to correct erroneous references to "subaccount".

3.   "Summary of Expenses" Section

     a.   Round all percentages to the nearest hundredth;

          RESPONSE: We have rounded the percentages in this section to the nearest hundredth and have added a footnote where actual charges are lower to so indicate.

     b. Correct redundancy of the information related to the transfer charge in the table.

          RESPONSE: We have revised the table accordingly.

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     c.   Show the maximum charge before the current charge in the charges for optional benefits.

          RESPONSE: While we do not believe the original placement of the current charge obscured or impeded the understanding or disclosure of the maximum charge, we have revised the presentation to show the maximum charge before the current charge.

     d. Delete the word "total" from the line item that currently reads "Net Total Annual Fund Operating Expenses".

          RESPONSE: We have made the requested change.

     e.   Confirm that the language preceding example 1 is correct.

          RESPONSE: Under the contract, surrender charges may apply if amounts are surrendered or are annuitized before the maturity date. We have confirmed that the language preceding example 1 is accurate and will continue to evaluate whether the words "or annuitize" should be added to the language preceding example 2 for clarification. If we determine that such clarification is necessary, we will make this clarification in a subsequent filing.

     f. Regarding footnote 4, describe what "other amounts" are and describe the relationship these amounts would have, if any, if elected at issue.

          RESPONSE: We have added responsive disclosure to footnote 4.

4.   a.   Page 25. Note the redundancy of the last bullet prior to the section entitled "Withdrawals".

          RESPONSE: We do not believe the disclosure is entirely redundant since the preceding bullet relates to the required use of an asset allocation program with certain guaranteed benefits. However, we have noted this section for potential revision in the future.

     b. To achieve consistency with the third bullet, note the Guaranteed Minimum Accumulation Benefit Fee in place for contracts issued before October 11, 2004.

          RESPONSE: We have added a footnote to the current fees for the guaranteed benefits in the table of "Optional Benefits Fees" directing the reader to the Annuity Operations Division for information about rates in effect in prior periods.

     c. Clarify that for states that require a refund of all purchase payments upon exercise of the right to return, contract owners will receive a return of the greater of purchase payments or contract value.

          RESPONSE: We have added disclosure to the section entitled "Free Look Period" on page 37 to indicate that, if we utilize the Temporary Money Market Amendment with a contract issued in a state that requires return of premium upon a contract owner's exercise of the right to cancel, we will return the greater of premiums paid and contract value. We respectfully note that we are not currently utilizing the Temporary Money Market Amendment but need to preserve our ability to do so should market conditions warrant. We further respectfully note that applying this refund calculation to any "free look" in a return of premium state would require unanticipated changes to our administrative systems and refiling of contract forms in the applicable states.

5. "Financial Highlights" section, explain the basis for providing four sets of condensed financial information when the contract offers three death benefits.

     RESPONSE: Death Benefit Option 3 under the contract was discontinued for new sales effective May 1, 2007. When that death benefit had been available it also offered an enhancement feature which resulted in two sets of condensed financial information for Death Benefit Option 3.

6. Coordinate the disclosure on page 28, "Financial Statements", with that included on page 30 regarding the availability of the general account assets to support the obligations of PHL Variable Insurance Company.

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     RESPONSE: We respectfully decline to incorporate this comment as we believe each disclosure is appropriate and that they are not in conflict. The disclosure contained in the "Financial Statements" section relates to the relevance of the financial statements to the registration statement for the variable product itself; whereas the disclosure in the section entitled
     "PHL Variable and the Separate Account" addresses the relationship of the general account to the obligations of PHL Variable with respect to all insurance and annuity contracts the sold by the Company.

7. a. Note in the "Summary" section that withdrawals from the Guaranteed Interest Account must be taken over a four-year period.

     RESPONSE: We have added the requested disclosure.

     b. Disclose the current maximum GIA percentage applicable to contracts issued after March 31, 2003.

     RESPONSE: We respectfully decline to add the current maximum percentage as we believe the existing disclosure is materially accurate and complete. The existing disclosure specifies the maximum GIA percentage that could be applied in any case and also notes that the applicable percentage is contained in the contract. We have added disclosure to the sixth bullet in the "Allocation of Premiums and Contract Value" portion of the "Contract Summary" to indicate that the applicable maximum GIA percentage is found on a contract's specifications page.

8. a. Page 34, clarify whether new and existing contract owners will be subject to a new window period.

     RESPONSE: We believe that the lack of qualification or exception in the existing disclosure makes it clear that the window period applies to both new and existing contract owners. Additionally, this disclosure also appears in the prospectus for the MVA. We will reevaluate this comment and will consider making an adjustment to the disclosure here and in the MVA prospectus in subsequent post-effective amendments to those registrations.

     b. Page 34; please define the term "window period".

     RESPONSE: We have adjusted the disclosure to make the definition of "window period" more apparent.

     c. (i) Please consider adding a plain English explanation of the market value adjustment and when the MVA is imposed.

     RESPONSE: Due to time constraints and the impact of this comment on the prospectus for the MVA, we were not able to address this comment at this time. We will consider including the requested explanations in subsequent post-effective amendments for the affected registrations.

     c. (ii) Note that the current rate is not defined below as stated in the first sentence of the last paragraph.

     RESPONSE: We have added the definition of "current rate".

     c. (iii) Confirm that a lower payment will result upon withdrawal if the guaranteed rate is equal to the current rate.

     RESPONSE: Due to time constraints and the impact of this comment on the prospectus for the MVA, we were not able to address this comment at this time. We will consider including the requested confirmation in subsequent post-effective amendments for the affected registrations.

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9.   a. Page 36, "Deductions and Charges" Please clarify the maximum "Guaranteed
     Minimum Income Benefit" fee for riders issued at various times.

     RESPONSE: We have validated that the existing disclosure indicating that the maximum fee for the rider is 1.00% is accurate regardless of when the rider was issued. We are considering adjusting this disclosure in a future post-effective amendment to simplify the presentation of rates that had been in effect in prior periods.

     b. (i) Page 36, GMWB 2007, Clarify what amounts are multiplied by the fee percentage to determine the actual amount of the fee.

     RESPONSE: We will adjust this disclosure to address this comment in a future post-effective amendment to this registration statement.

     b. (ii) Please add disclosure regarding the impact of the optional reset on the fee for the GMWB.

     RESPONSE: We will adjust this disclosure to address this comment in a future post-effective amendment to this registration statement.

     c. Page 38, "Mortality and Expense Risk Fee". Expand the disclosure in the last paragraph to explain the basis for the disclosure.

     RESPONSE: We will adjust this disclosure to address this comment in a future post-effective amendment to this registration statement.

     d. Pages 38, 40. Reconcile information and disclose whether amounts deducted from contract value to cover surrender charges are themselves subject to a surrender charge.

     RESPONSE: We will adjust this disclosure to address this comment in a future post-effective amendment to this registration statement.

     e. Add disclosure of the potential for premium tax to the "Summary of Expenses" section.

     RESPONSE: We have added a footnote to the "deferred surrender charge" description contained in the "Summary of Expenses" section highlighting the potential for imposition of premium tax upon surrender.

10. a. Page 46, "Program Required for GMAB and GMWB". Given the deletion of the first full sentence on page 46, clarify whether or when time restrictions apply to making changes among or within a program.

     RESPONSE: We have deleted conflicting disclosure that had appeared on page 51 so the disclosure is now clear that there are no time restrictions affecting a contract owner's ability to select or make an allowable change within an asset allocation program.

     b. Page 46, "Phoenix-Ibbotson Strategic Asset Allocation". Revise the disclosure regarding the effect of the change to the rebalancing program that was effective on September 10, 2007.

     RESPONSE: We have clarified the disclosure.

     c. (i) Clarify the first paragraph on page 49.

     RESPONSE: We have clarified the disclosure regarding the effect of an early termination of an Enhanced Dollar Cost Averaging Program on the interest rate credited during the program's duration.

     c. (ii) Clarify the similarities and differences between the DCA and the Enhanced DCA programs.

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     RESPONSE: We have added clarifying disclosure explaining the similarities and differences between these programs.

11.  "Optional Riders". Consider adding examples showing how the formulas work.

     RESPONSE: Due to the short timeframe from receipt of this comment to the date on which we were required to file our annual updating amendment we were not able to develop arithmetic examples for use in the prospectus. We will consider adding such examples in a future post-effective amendment.

12. Page 51, "Guaranteed Minimum Accumulation Benefit". Please reconcile the second to last sentence of the first paragraph with the third paragraph.

     RESPONSE: We do not believe the disclosures cited are in conflict. Currently, the Guaranteed Minimum Accumulation Benefit rider is available only at contract issue. However, we have designed certain disclosure to minimize the amount of disclosure revision necessary in the event we make benefits available on a post-issue basis.

13. a. Page 52 and 53. Note the circular definition of "guaranteed annuitization value" and also confirm whether the guaranteed annuitization value is accumulated at an annual effective rate for people over age 80.

     RESPONSE: We have noted the comment with respect to the definition of "guaranteed annuitization value" and will consider revising this definition in future post-effective amendment. The annual effective rate is set to zero on the contract anniversary following the older annuitant's age 80.

     b. Page 56, "GMIB Annuity Payment Options". Please confirm to whom remaining annuity payments will be paid under Options A and F if the annuitant or joint annuitant dies before the end of the period certain.

     RESPONSE: We have clarified that remaining annuity payments remaining under Options A and F will be paid to the beneficiary.

     c. Note that any material variations among the various jurisdictions where the contracts are offered and sold should be disclosed. For example, note where certain riders are not effective.

     RESPONSE: We have validated that all currently offered optional benefit riders are available in all states in which the contract is offered for sale. Additionally, we have added disclosure to indicate the states in which the MVA and the GIA are not available for allocation of purchase payments and contract value.

14. a. Page 60, "Roll-Up". Given the filing's effective date, revise the date shown in the disclosure regarding the "roll-up".

     RESPONSE: We have revised this disclosure to clarify that the applicable roll-up percentage is determined based on a contract's issue date.

     b. With respect to "Version I" of the GMWB, disclose the interaction between the surrender charge and withdrawals when the rider is in effect for a contract.

     RESPONSE: We have added disclosure in "Charges and Deductions" to indicate how the rider fee is deducted and the impact of surrendering the contract on a date other than the contract anniversary on the deduction of the rider fee.

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     c. Page 62, "Version I". Clarify the first sentence of the first paragraph and the second sentence of the second paragraph.

     RESPONSE: We believe the referenced sentences are not in conflict. The first sentence of the first paragraph describes the total amount of the guarantee provided by the rider and the second sentence of the second paragraph describes the potential annual benefit amount provided by the rider to meet the total guaranteed amount. We will consider this comment further for possible inclusion in a future post-effective amendment.

15. Confirm that the disclosure in the "Legal Proceedings" and "Federal Income Taxes" sections are current.

     RESPONSE: We have revised those disclosures as part of our annual update process. The revised disclosures are included in Post-Effective Amendment No. 19 to the registration statement.

Additional comments related to review of Post-Effective Amendment No. 15 to registration statement on Form N-4, File Nos. 333-68872 and 811-03488.

     1. Add bold face to the last sentence of the section entitled "The Variable Investment Options".

          RESPONSE: We have made the requested change.

     2. a. Please clarify which of the "Additional Programs" can be used together.

          RESPONSE: The disclosure concerning each "additional program" discusses whether the program can be used with other additional programs. In a subsequent post-effective amendment, we will consider adding a reference to those disclosures in the "Additional Programs" description.

          b. Note the retention of disclosure regarding the required use of programs with GMAB and GMWB in the description of "Additional Programs" and consider adding to the description of the GMWB.

          RESPONSE: We have validated that disclosure of the required use of an asset allocation program appears in the disclosure related to the GMAB and GMWB.

          c. Regarding the "Asset Rebalancing" feature, please disclose whether there is a charge for this feature.

          RESPONSE: We have added disclosure indicating that there is no charge for this feature.

Final Comment: Please provide Tandy Representations.

The Registrant acknowledges that:

..    the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

..    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

..    the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

..    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

..    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

..    the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions.

Sincerely,


/s/ Mary K. Johnson
------------------------------------
Mary K. (Kate) Johnson

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